VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06095-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631 | EMAIL:  PETER.SCAVONGELLI@VOYA.COM

November 3, 2020

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, CT 20549

Re:      RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

            Request for Withdrawal of N-8F/A Deregistration Application

            File No:  811-03427

Ladies and Gentlemen:

On behalf of ReliaStar Life Insurance Company of New York, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Form N-8F/A deregistration application filed via EDGAR on September 3, 2020 (Accession Number 0000701383-20-000011) because the Form N-8F/A was filed in error. This request is in accordance with a discussion I had with the Commission on November 3, 2020.

If you have any questions regarding this submission, please contact Anngharaad Reid at anngharaad.reid@voya.com.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

PLAN | INVEST | PROTECT	Voya Logo